Filed by Sterling Financial Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation
(Commission File No.: 333-192346)

Corrected Transcript

31-Jan-2014

Sterling Financial Corp. (Washington) (STSA)

Q4 2013 Earnings Call

Total Pages: 14
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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q4 2013 Earnings Call	31-Jan-2014

CORPORATE PARTICIPANTS

Rich Arnold	David S. DePillo
Vice President-Finance & Head-Investor Relations, Sterling Financial	Executive Vice President and Vice Chairman, Sterling Financial Corp.
Corp. (Washington)	(Washington)

J. Gregory Seibly	Ezra A. Eckhardt
President, Chief Executive Officer & Director, Sterling Financial Corp.	Chief Operating Officer, Sterling Financial Corp. (Washington)
(Washington)

Patrick J. Rusnak
Chief Financial Officer, Sterling Financial Corp. (Washington)

OTHER PARTICIPANTS

Brett Rabatin	Jacquelynne L. Chimera
Analyst, Sterne, Agee & Leach, Inc.	Analyst, Keefe, Bruyette & Woods, Inc.
Jeff A. Rulis
Analyst, D. A. Davidson & Co.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, everyone, and welcome to the Sterling Financial Corporation for the Fourth Quarter of 2013 Earnings Conference Call. Each of you will be on listen-only mode for today 's presentation until the question-and-answer period at the end of the call. Instructions will be provided at the end of the prepared remarks for those who wish to ask any questions. This conference call is also being audio webcast, and can be accessed on Sterling's website at www.sterlingfinancialcorporation.com.

Today's conference is being recorded for replay. Additionally, the replay will be available at the Sterling's website following the call.

I would now like to turn the call over to your host, Mr. Rich Arnold. Sir, you may begin.

Rich Arnold

Vice President-Finance & Head-Investor Relations, Sterling Financial Corp. (Washington)

Thank you. Good morning. Joining today's call will be the following members of the management team at Sterling Financial Corporation, our President and Chief Executive Officer, Greg Seibly; and our Chief Financial Officer, Pat Rusnak. Additionally, we have some other team members available for the Q&A at the end of the call. President and Chief Operating Officer of Sterling Bank, Ezra Eckhardt; Vice Chairman, David DePillo, and Chief Credit Officer, Steve Hauschild.

I'd like to caution participants that during the course of today 's conference call, management may make statements that are not historical facts regarding events or future financial performance of the company that are forward-looking statements within the meaning of the Safe Harbor Provision of the Private Securities Litigation

Reform Act, which management believes are benefit to shareholders. These statements are subject to risk and uncertainty, and actual results could differ materially due to certain risk factors including those set forth in our filings with the SEC. You should not place undue reliance on forward-looking statements. The company does not intend to correct or update any of the forward-looking statements that we make today.

Specific risks that may be discussed during the course of this presentation with respect to the pending merger of Sterling Financial Corporation and Umpqua Holdings Corporation include whether shareholders approve the merger, whether regulatory approvals are received, the timing of closing, whether the companies have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies, and management's ability to effectively integrate the companies. Also, this call should not be deemed to be offering of securities or solicitation of votes by Sterling or Umpqua in connection with the proposed merger. Shareholders of both companies are urged to read the joint proxy statement prospectus that was mailed to shareholders on or about January 24, 2014 as it contains important information about Sterling, Umpqua, the merger, and related matters.

The Directors and Executive Officers of Sterling and Umpqua may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Sterling's and Umpqua's most recent proxy statements and certain current reports on Form 8-K filed with the SEC, and the joint proxy statement prospectus that has been filed with the SEC. All documents filed with the SEC are or will be available for free on the SEC, Sterling and Umpqua websites or can be obtained by contacting Sterling or Umpqua's Investor Relation departments. For more detailed description of certain factors that may cause the company's actual results to be materially different, we refer you to the sections entitled, forward-looking statements and risk factors in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission.

We will now begin with remarks from Greg, and follow with comments from Pat, and conclude by taking any questions you might have. Greg?

J. Gregory Seibly

President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)

Thanks, Rich. Good morning, everybody. Thank you for joining us today for Sterling's fourth quarter 2013 earnings conference call.

For the fourth quarter, we reported net income of $22.2 million or $0.35 a share. This compares to net income of $21 million or $0.33 a share for the prior quarter, and net income of $20.9 million or $0.33 a share for the fourth quarter of 2012. For the 12 months ended December 31, 2013, we reported net income of $93.6 million or $1.48 a share, compared to net income of $385.7 million or $6.14 per share for 2012.

You may recall that during 2012, we had an income tax benefit of $292 million or $4.65 per share. On a pre -tax basis, 2013 net income increased $37.8 million or 40% over 2012. This performance results from our continued focus on our key operating objectives: improving our deposit base, focusing on asset quality, growing loan balances, reducing operating expenses and actively managing capital. I want to take just a few minutes to review the progress in each of these areas.

Our first objective is to improve the mix and cost of our deposit base. We continue to make progress in lowering our funding costs during the quarter. The average deposit costs for the fourth quarter of 2013 was 31 basis points, down 4 basis points from the prior quarter, and down 15 basis points from the comparable period a year ago. This marks the 28th consecutive quarter of funding cost reductions.

Our second objective is to complete the balance sheet de-risking process and improve asset quality. The NPA-to-asset ratio at year-end 2013 was 1.21%, down from 1.36% at the end of the prior quarter, and down from 2.28% at the end of 2012. Our third objective is to grow loan balances and originations. During the fourth quarter, portfolio originations totaled $606 million, up 8% compared to the same period a year ago. Annualized organic loan growth for the fourth quarter was 10%.

Our fourth objective is effective expense control. A great deal of focus during 2013 was on improving the future efficiency of the organization. The ratio of non-interest expense to average assets for the fourth quarter of 2013 was 3.31%, down from 3.42% the prior quarter, and down from 3.77 % for the fourth quarter of 2012.

Finally, our fifth objective is to actively manage our capital. During the year, we completed three acquisitions, Borrego Springs Bank, the Puget Sound operations of Boston Private Bank & Trust and Commerce National Bank, the last of which was completed on October 1, 2013. Combined these transactions added $547 million in new loans and augmented our presence in several key markets.

We declared cash dividends of $0.95 per share during 2013, which included a $0.35 special dividend representing a 19% increase over 2012, and a 64% dividend payout ratio. With the announcement of the Umpqua merger, we are precluded from paying additional special dividends, increasing the regular dividend rate or buying back stock.

Regarding the merger, integration planning is going well and we believe we're on pace to close sometime in the second quarter of 2014. We have mailed out proxy statements for a special shareholders meeting, which will be held at 3:00 PM on February the 25th, 2014 at the Sterling headquarters in Spokane. It's been a pleasure working with the leaders of Umpqua through this process, and we look forward to a smooth transition once the merger is completed.

I'll now turn the call over to Pat, who will walk you through the financials in additional detail.

Patrick J. Rusnak

Chief Financial Officer, Sterling Financial Corp. (Washington)

Thanks, Greg, and good morning. We'll take a few minutes to go through the financials then we'll open up for questions.

Starting first with the income statement. Tax equivalent net interest margin for the fourth quarter of 2013 was 3.58%, which was down 1 basis point from the prior quarter and up 9 basis points from the same period in 2012. The margin expansion from a year ago was principally due to reduced deposit costs and improving the mix of earning assets due to loan growth, and lower borrowing cost due to the Q4 2012 balance sheet repositioning.

In comparing the fourth quarter of 2013 to the same period of 2012, average loans increased by $968 million despite $174 million reduction in residential held-for-sale loans. Average MBS and investments declined by $298 million.

With respect to loan re-pricing during the fourth quarter of 2013, approximately $588 million of loans re-priced down by an average of 3 basis points. By comparison, $564 million of loans repriced down by an average of 35 basis points during the third quarter of 2013 and $742 million of loans re-priced down by an average of 33 basis points in the same period last year.

The yield on MBS was 2.61%for the fourth quarter of 2013, which was an increase of 15 basis points over the prior quarter, principally resulting from reduced premium amortization. The average cost of deposits for the fourth quarter of 2013 was 31 basis points, down 4 basis points from the prior quarter and down 15 basis points from the same period a year ago, reflecting continuing incremental improvement in the mix of deposits and CD re-pricing.

We've not recorded a provision for credit losses since the third quarter of 2012. For the fourth quarter of 2013, net charge-offs were $904,000 compared to $1.2 million for the prior quarter and net recoveries of $566,000 for the fourth quarter last year.

At December 31, 2013, the total credit allowance stood at $148 million or 1.99% of loans compared to 2.08% at September 30, 2013 and 2.60% a year ago.

Non-interest income for the fourth quarter of 2013 was $29 million compared to $32 million for the third quarter and $31 million for the fourth quarter a year ago. I'd like to remind you that the non-interest income for the fourth quarter of 2012 includes some unusual items relating to the balance sheet repositioning, including a $33 million debt prepayment charge and $11 million gain on the sale of securities, in addition to an $8 million gain on the divestiture of our Montana branches.

The largest variance in non-interest income was residential mortgage banking operations, which generated $9.5 million of revenue for the fourth quarter of 2013, compared to $13.5 million for the prior quarter and $28.2 million for the same period a year ago.

Total mortgage banking activity, which is comprised of sold loans plus the change in the warehouse of held-for-sale loans and locked commitments was $340 million, and the associated margin was 2.03%for the fourth quarter of 2013; reductions of 28% and 28 basis points respectively compared to the prior quarter.

Actual volume of closed loans for the fourth quarter was $524 million, decrease of 23% from the prior quarter, 64% were purchases, 36%were refinance. In addition to the reduction in non-interest revenue, the lower level of mortgage banking origination activity also had an adverse effect on the net interest margin due to $52 million decline in the balance of mortgage loans held for sale.

Loan servicing fees, which are included in mortgage banking operations revenue were $2.0 million for the fourth quarter of 2013, up $548,000 from the prior quarter. This increase was almost entirely due to a larger MSR valuation reserve release, $842,000 for the fourth quarter and $491,000 for the prior quarter. The $5.9 billion residential servicing portfolio had a carrying value of 88 basis points as of December 31, 2013, with a remaining valuation reserve of $73,000.

Mortgage banking operations revenue for the fourth quarter of 2013 also included $475,000 negative valuation adjustment on $28 million pool of residential mortgage loans accounted for at fair value. There was a positive adjustment of $265,000 in the prior quarter.

Total fees and service charges for the fourth quarter were $16 million, about the same as the prior quarter and up 11% from the year-ago period. The increase year-over-year was principally due to acquisitions.

Total non-interest expense for the fourth quarter of 2013 was $84.4 million, down from $85.3 million for the prior quarter and $89.6 million for the same period a year ago. Competition and benefits expense was $46.2 million for the fourth quarter of 2013, compared to $47.1 million for the prior quarter and $49.5 million for the fourth quarter of last year.

Total other non-interest expense for the fourth quarter of 2013 was $21 million compared to $21 million for the prior quarter and $22 million for the same period a year ago. Included in this line item, some merger-related expenses which were $3.6 million for the fourth quarter of 2013, substantially all related to the pending Umpqua merger.

Moving onto the balance sheet. During the fourth quarter of 2013, we surpassed $10 billion in total assets crossing the threshold for the Durban amendment. We determined that staying below $10 billion as of year-end was not feasible, given the pending transaction with Umpqua and other considerations.

Gross portfolio loans, which exclude loans held for sale ended the quarter at $7.5 billion, up $304 million for the quarter. Total portfolio originations for the fourth quarter of 2013 were $606 million, which was up 3% over the prior quarter and up 8% over the fourth quarter of 2012.

We completed the Commerce National Bank transaction on October 1, which added approximately $165 million in loans. We also sold $100 million of non-residential loans during the fourth quarter of 2013, including $85 million of multi-family loans, of which $55 million classified as held-for-sale at the end of the prior quarter. Adjusting for these components, our annualized organic loan growth for the fourth quarter of 2013 was 10%. For the full year, organic loan growth was $725 million or 12%.

Securities balances were relatively flat over the last 12 months as purchases nearly offset principal pay downs. The investment portfolio weighted average life at December 31, 2013 was approximately 4.8 years and effective duration approximately 4%.

OREO balances continue to decline during the fourth quarter of 2013, ending the year $8 million compared to $17 million last quarter and $25 million a year ago. I'm pleased to report that with the benefit of 2020 hindsight, my OREO sale crystalball was off only by a couple of quarters, as our largest single OREO property was finally sold during the fourth quarter. As of December 31, 2013, OREO portfolio was comprised of 23 properties carried at an average discount of 72% to the loan principal balance.

FHLB advances increased by $118 million during the fourth quarter in order to fund acquisitions and loan growth replaced deposit outflow associated with CD runoff.

Final two items I'd like to cover are income taxes and capital. Recognized income tax expense of $7 million for the fourth quarter of 2013 represented an effective tax rate of 24%. This rate's below statutory rate due to permanent differences in other tax exempt income items. We expect the effective tax rate to be more normalized for 2014 at approximately 34%.

Our net deferred tax asset at December 31, 2013, was $284 million and included $242 million of net operating loss and tax credit carry forwards. Approximately $53 million of the DTA was included in Tier 1 capital at December 31, 2013.

With respect to capital, the Tier 1 common equity ratio as of year-end was 11.8%, down about 50 basis points from September 30, principally due to the Commerce National Bank acquisition. The consolidated leverage and total risk-based capital ratios at December 31, 2013, were 11.6% and 16.1% respectively.

At this point, I'll return the call to Greg for some closing comments before we open up for questions.

J. Gregory Seibly

President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)

Thank you, Pat. The fourth quarter was another solid quarter for Sterling. I want to make sure that I take the time to acknowledge and thank all of our team members for their ongoing focus on our key operating objectives and all of their hard work and dedication, particularly as we've gone through this period of time where we're working on the pending Umpqua merger. I also want to emphasize for all of you that we'll continue to focus on our key operating objectives until the merger with Umpqua is complete.

With that, operator, we're ready to take questions.

QUESTION AND ANSWER SECTION

Operator: All right. Thank you. We will now begin the question-and-answer session. [Operator Instructions] Our first question is coming from Mr. Brett Rabatin. Sir, your line is open.

Brett Rabatin Analyst, Sterne, Agee & Leach, Inc.	Q

Hi, guys. Good morning.

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Good morning.

Brett Rabatin Analyst, Sterne, Agee & Leach, Inc.	Q

Wanted to ask a little bit about the multi-family and C&I loan originations in the quarter. Can you give us any thoughts on the multi-family market and just obviously it's strong increase in the quarter. Can you give us some thoughts around the multi-family platform going forward? And then just on the C&I originations, they were off a little bit, but pretty strong given you're in the midst of a merger. Any thoughts on C&I as well?

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Yeah. Sure, Brett, it's Greg. I'm going to have Dave take that question.

David S. DePillo Executive Vice President and Vice Chairman, Sterling Financial Corp. (Washington)	A

Sure. The multi-family originations year-over-year increased by about $100 million. So the trajectory of growth is modest to upward, even with what we would consider significant competition in the market and some pricing pressures that were evident over the last year. However, even with the recent rise in interest rates through the summer months, originations have maintained a very strong pace. Our expectations are that we will continue to grow modestly year-over-year against approximately $1 billion run rate that we have in the portfolio. So the market is good. The majority of our originations are in major metropolitan markets and it's been a business plan of cautious and moderate growth for the portfolio over time.

On the C&I side, the growth was off slightly. We did have some significant pay downs that we experience typically during the fourth quarter, so that that was a little bit of an aberration there. However, our originations – new originations year-over-year have doubled since the prior year. So we have a very strong momentum in the C&I area. And approximately 50% of the total originations within C&I are non-real estate related. So we feel really good about the mix as well as the pace. So all things, considering the merger activities and some of the distractions there, people are staying extremely focused and we're continuing to gain market share in our major markets.

Brett Rabatin Analyst, Sterne, Agee & Leach, Inc.	Q

Okay. That's great color. The other thing I was curious about was the discount accretion. What's the number for that remaining? And I missed it if you gav e it, Pat. How much was that in the fourth quarter?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

Yeah. Good morning, Brett. The discount accretion represented for the fourth quarter about 55 basis points. It was – just looking back a few quarters before that, it was 73 basis points for the third quarter, 88 basis points for the second quarter and 93 basis points for the first quarter. And so there was a total of $1.8 million of discount accretion for the fourth quarter.

Brett Rabatin Analyst, Sterne, Agee & Leach, Inc.	Q

Okay. And then just one last one around mortgage banking. Any thoughts on what the pipeline looks like currently and sort of how you think things will shape up with this quarter with the merger pending?

Ezra A. Eckhardt Chief Operating Officer, Sterling Financial Corp. (Washington)	A

Hi. This is Ezra Eckhardt. So the pipeline, I'd say, is trending in line with the industry overall, and Pat had referred to the slight decline. over the course of the year our originations were down 7.5% on a year -over-year basis. I think the pipeline is always softer in the first quarter. And, generally speaking, we're on track with the integration plan. So I don't expect to see any surprises that would outpace the industry in any way .

Brett Rabatin Analyst, Sterne, Agee & Leach, Inc.	Q

Okay, great. Thanks for all the color.

Operator: All right. Thank you. Our next question is coming from Mr. Jeff Rulis. Sir, your line is open.

Jeff A. Rulis Analyst, D. A. Davidson & Co.	Q

Thanks. Good morning.

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Good morning, Jeff.

Jeff A. Rulis Analyst, D. A. Davidson & Co.	Q

Pat, a follow-up on, I guess, just sort of a hypothetical perhaps, on the crossing the $10 billion threshold, should the Umpqua merger get held up? I guess, what – could you remind me what that impact is on fees in the second half of the year?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

Sure. It's on an annual basis about $6 million. So that would start, call it, $0.5 million a month that would start in July. And, of course, Umpqua is already subject to the Durban Amendment. So whenever every thing came together, it would be effective at the date of closing whenever that occurs.

Jeff A. Rulis Analyst, D. A. Davidson & Co.	Q

Got it. And then perhaps a little more fluffy question, I guess, on just sort of the Southern California efforts so far and, in broad terms, I guess, how would you gauge that your, I guess, the progress in that region? Would you still call it a fledgling operation with years to build out? Or is it certainly maturing pretty quickly? If you could just provide any color about your progress down there?

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Yeah, Jeff, it's Greg. I'll take that and then I'm going to turn it over to David again for some comments, because he's the guy who's leading our efforts in that market. But I think, generally, as we've shared with all of you, the whole strategy there was a buy and build strategy. Obviously, that started with CNB, which was completed earlier part of the fourth quarter. I think our staffing efforts in terms of building out the consumer – the commercial and depository teams that we needed to augment our multi-family operations in that market, from my perspective are certainly on track. But, David, if you want to add a little bit more color from the market perspective, that would be helpful also.

David S. DePillo Executive Vice President and Vice Chairman, Sterling Financial Corp. (Washington)	A

Certainly, Greg. Yeah, the fact is we do have our teams in offices in place now and reflected in our fourth quarter numbers in commercial originations. The Southern California market approximately equal to our other major metro markets as far as loan originations. So it's definitely hitting stride from that perspective.

On the depository side, we're still building out the teams. That takes a little bit longer, but we are receiv ing good flows outside of the business. And our absorption of CNB, we have stability now within that acquisition and are feeling that that book should start growing itself as well. So I would say that it's gone from fledgling to meaningful, and we'll continue to gain momentum certainly during 2014.

Ezra A. Eckhardt Chief Operating Officer, Sterling Financial Corp. (Washington)	A

Nice. Jeff, last piece of color and I'd leave you with Greg again is that, clearly, the Southern California market is a huge market. And if you look at where our company was in that market, just a year-and-a-half ago or so before the Borrego transaction, before ultimately CNB and before the build out of those commercial and depository teams, we're in much better position there, but it's a huge market. And I think it – the issue of how big and what we want to do there over time, particularly post Umpqua merger is something that I'm sure that there will be more to say about that over coming quarters. But where we sit today, I would say that, from my chair, I think from David's chair, from Pat's chair and others, I think we feel very comfortable about the progress that's been made.

Jeff A. Rulis Analyst, D. A. Davidson & Co.	Q

Okay. And then maybe one quick last one. Sort of sustaining pretty good loan growth post merger announcement, any sort of change or anything you're doing differently on the incentive to lenders to keep them engaged? Has that been a challenge or may be just some feedback as to how that has gone?

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Yeah, so the first issue is we're not going to talk specifically about actions and strategies that we're taking into the teeth of the merger. What I would tell you, and it's been something that our company given the journey we've taken over the last four-and-a-half years while I've been the CEO of the company, is really built around communication and trust and team work.

And I think the announcement that was made on September 11 of 2013, we've embraced in exactly the same way, which is the best thing you can do in times of transition, is to spend time with your team members, talk to them about what the future will entail and make sure that we're staying focused externally because in situations like this, I think, for all of you, what you'll see, is organization to have a tendency to get very internally focused and forget the thing that keeps us all viable which is focusing on our customers.

We've tried to continue to stay very focused around team members and customers. And I think it's working. The results clearly have shown up in the fourth quarter, a quarter with additional momentum during a period of time when there is plenty of uncertainty out there. And I would tell you I couldn't be prouder of the folks at our organization and the work that they 're doing every day .

So, again, this is probably something that just comes with the experiences we've had over the last four years or five years. And, again, I'm very confident that our team members will do a terrific job as we approach the merger day.

Jeff A. Rulis Analyst, D. A. Davidson & Co.	Q

Okay . Thank you.

Operator: Thank you. Our next question is coming from Ms. Jackie Chimera. Ma'am, your line is open.

Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Hi. Good morning, everyone.

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Hi, Jackie.

Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Pat, was there any sort of a unique tax treatment on the $3.6 million in M&A expenses? Any of that that wasn't tax affected?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

Yeah, there is a significant chunk of the Umpqua-related, it's mostly professional fees that won't be deductable.

Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Okay. Do you know what chunk of that or is it safe to assume that it's the majority of the $3.6 million?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

Substantially, all.

Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Okay. Thank you. And I noticed that construction originations ticked up during the quarter. What market is that generated from?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

That was mostly SBA and – type loans that were in various markets. It was not necessarily residential construction and development loans. And it included a reclassification of a small portion that was not classified as construction the prior quarter.

Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Is the SBA pickup, is that related to Borrego at all? Or is it just kind of a pickup throughout the organization?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

It's both, for Borrego, and we had a little bit of a lull with the Borrego operation after closing, but it picked up some good head of steam going into the end of the year. So we're having a – and we've now essentially melded all of our SBA operations into the Borrego platform. So we're seeing progress, both with the original Borrego operation and throughout Sterling.

Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

And so the generation of fees just from that ongoing progress with that, we could see fee income tick up from there?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

Well, Yes. We're going to – we've had a improvement in the SBA gains in the fourth quarter, and it'd be our expectation that we would be in the market selling the guaranteed portion of the SBA loans going forward. And if things continued as they have been recently, it would indicate an increase in the non -interest revenue for government guaranteed loan sales.

Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Okay. And is it safe to say that with concentrations where they are in the multi-family construction investor CRE portfolios, that you would look to sell some additional multi-family loans in future quarters?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

Yes, we would expect that given the concentration levels, both for total CRE and there's, of course, regulatory considerations there. And for multi-family specifically, where we have internal policy limitations or guidelines, that we would be in the market on a recurring and regular basis selling multifamily loans.

We did a few sales in 2013, we did a few the year before. There appears to be good demand for the product, although it's certainly not as developed of a secondary market as you have for residential loans. We are working to make sure that there's as good of a market as we can create for it and that we can be in the market on a regular basis getting the best execution possible.

Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Okay, great. And then I guess just lastly, I want to make sure that I heard you correctly , I'm not sure in whose prepared remarks it was in. But with the loans that repriced – I think it was $588 million. Was that by only 3 basis points? Did I hear that correctly?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

That's correct. That's correct. Yeah, I think some of it is a function of where these loans are – where the loans are in terms of their index. I'm just going to look at the categories here, just bear with me one second. We had – the biggest chunk of the $588 million was – the biggest chunk was in commercial, the commercial category. And most of these are, I think, likely tied to shorter term market indices which haven't moved all that much. We had, of the total $588 million, nearly a little over $450 million was in the commercial category. And, again, these things are re-pricing from, in this case, from $290 million down to $284 million. So these things are tied to shorter end of the curve as opposed to our multi-family loans, which are generally at a five-year pricing.

Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

So, the relatively small amount in the quarter then, was that just a function of mix more so than an ongoing trend?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

Yes, I'd say for this, I would be – if I'm looking at this one quarter that was more function of the mix for this quarter. We had very little outside of – first, we had very little commercial real estate that were priced this quarter compared to some other quarters.

Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Okay . And then just lastly, one quick housekeeping one. The Commerce National acquisition, do you plan to convert that before the proposed Umpqua merger closes?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

It's already been – the conversion for that's already been completed.

Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Okay, great. That was all I had. Thank you for the color.

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

Great. Thanks, Jacque.

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Thanks, Jacque.

Operator: Thank you. At this time, there are no further questions in the queue.

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)

Okay. Thank you, Cindy . I appreciate it. Every one, this concludes today 's conference call. Thank you for your participation. Have a great weekend.

Operator: Thank you. And that was today's conference. Thank you for participating. you may now disconnect.

Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q4 2013 Earnings Call	31-Jan-2014

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Umpqua Holdings Corporation ("Umpqua") has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a joint proxy statement/prospectus of Sterling Financial Corporation ("Sterling") and Umpqua, and Sterling and Umpqua have each filed and will file other documents with respect to the proposed merger. The registration statement has been declared effective by the SEC. A definitive joint proxy statement/prospectus has been mailed to shareholders of Sterling and Umpqua. Investors and security holders of Sterling and Umpqua are urged to read the joint proxy statement/prospectus and other documents filed or to be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Sterling or Umpqua through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Sterling are available free of charge on Sterling’s website at www.sterlingfinancialcorporation.com or by contacting Sterling’s Investor Relations Department at 509-358-8097. Copies of the documents filed with the SEC by Umpqua are available free of charge on Umpqua’s website at www.umpquaholdingscorp.com or by contacting Umpqua’s Investor Relations Department at 503-268-6675.

Sterling, Umpqua, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Sterling is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 27, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 15, 2013, and its Current Reports on Form 8-K or 8-K/A, which were filed with the SEC on January 28, 2013 (Item 1.01), March 4, 2013, May 2, 2013 (Item 5.07), May 10, 2013, June 20, 2013 and August 9, 2013, respectively. Information about the directors and executive officers of Umpqua is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, which were filed with the SEC on May 2, 2013 and August 6, 2013, respectively, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on February 25, 2013, and its Current Reports on Form 8-K, which were filed with the SEC on January 14, 2013, April 11, 2013 and April 22, 2013 (Item 5.07), respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "may," "can," "believe," "expect," "project," "intend," "likely," "plan," "seek," "should," "would," "estimate" and similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements include, but are not limited to, statements about Sterling’s plans, objectives, expectations, strategies and intentions and other statements contained in this release that are not historical facts and pertain to Sterling’s future operating results and capital position, including Sterling’s ability to reduce future loan losses, improve its deposit mix, execute its asset resolution initiatives, execute its lending initiatives, contain costs and potential liabilities, realize operating efficiencies, execute its business strategy, make dividend payments, compete in the marketplace and provide increased customer support and service. All forward-looking statements are subject to numerous risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements because such statements are inherently subject to significant assumptions, risks and uncertainties, many of which are difficult to predict and are generally beyond Sterling’s and Umpqua’s control. These risks and uncertainties include, but are not limited to, the following: changes in general economic conditions that may, among other things, increase default and delinquency risks in Sterling’s loan portfolios; shifts in market interest rates that may result in lower interest rate margins; shifts in the demand for Sterling’s loan and other products; changes in the monetary and fiscal policies of the federal government; changes in laws, regulations or the competitive environment; exposure to material litigation; failure to obtain the approval of shareholders of Sterling or Umpqua in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger, or lower-than-expected revenue or cost savings or other issues in connection with mergers and acquisitions generally; the parties’ ability to promptly and effectively integrate the businesses of Sterling and Umpqua; the diversion of management time on issues related to the merger; and the failure to consummate or delay in consummating the merger for other reasons. Sterling and Umpqua undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Sterling’s and Umpqua’s most recent Form 10-K and 10-Q reports and to Sterling’s and Umpqua’s most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Sterling or Umpqua.